SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  September 13, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .)
Enclosed:
Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 13, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

September 13, 2006
Globe and Mail newspaper fails again to tell the whole story about mining-related events and policies in Mongolia
Statement by John Macken, President and CEO, Ivanhoe Mines
A story published in the Toronto-based Globe and Mail newspaper today fails again to provide readers with the whole story, in an accurate and balanced manner, arising from a two-day mining conference in Ulaanbaatar, Mongolia.
The alarmist and misleading story headline claims that “Mongolia is ready to grab stake in Ivanhoe Mine,” with the secondary headline: “New law could see state owning 34%.”
Even the seriously flawed story fails to support the obsessively negative headline. Neither the story, nor any representative of the Mongolian government, has said that the government is about to seize interests in any mining projects in the country. An implication of a grab, or seizure, is that such action could be taken without consent or fair compensation. But that is not the case.
In fact, the newspaper story beneath the headline reports that the government of Mongolia will not confiscate interests in any projects, including Ivanhoe’s Oyu Tolgoi copper and gold mine development project, and will indeed ensure that any interest is acquired on a “commercial basis.” The story also makes it clear that if the government actually does decide to acquire an interest in Oyu Tolgoi, for example, the interest could be anywhere from 1% up to a maximum of 34% — an important qualification ignored by the headline, which can only create confusion and concern among investors. Ivanhoe previously addressed the issue of potential state participation in a news release issued more than two months ago.
Beyond the headline, the story’s principal failings include the following:
•	There is nothing in the story to indicate that the government of Mongolia has decided to exercise its recently approved legislative option to acquire a stake in the Oyu Tolgoi project. The newspaper quotes only the view of a single cabinet minister, who is not even a member of the governing majority MPRP party.

•	There is nothing in the story to show that the government might attempt to negotiate a stake in the project before there is a clear mechanism to ensure that the company receives a fair price for any such interest. The newspaper once again is indulging in alarmist, harmful speculation.

•	The newspaper failed to report that the leader of the MPRP caucus in the national parliament, D. Idevkhen, emphatically told the conference today that the government has the option to acquire up to 34% of strategic mineral deposits discovered without the use of state funds — “not 34%; up to 34%.” Mr. Idevkhen declared that if the government decides to exercise its option, “rest assured that the government...will invest...through equity participation by purchasing their shares or maybe even through tax negotiations and preferential tax treatment.” The issue, he said, will be addressed by the parliament.

•	The newspaper also failed to report that Mr. Idevkhen told investors: “Your investment wishes and desires will be met by the Mongolian government and state. The Mongolian government will remain committed to securing stability of the investment environment.”

•	The newspaper failed to report that several prominent government and opposition members of Parliament told the mining conference that the windfall profits tax adopted by the Mongolian parliament in May will either be rescinded, or substantially modified to reduce its potential financial impact on mining companies. Mr. Idevkhen, leader of the governing MPRP caucus in Parliament, said earlier today: “I am convinced that this law will not live long.” Mr. Idevkhen’s comments have been widely reported in a more fair and balanced context earlier today by Reuters and Bloomberg international news services. Some opposition members of parliament were more scathing in their criticism of the windfall-profits tax law.

•	As government representatives have previously stated, the tax on higher-priced copper concentrates will not apply if the concentrates are processed in a smelter in Mongolia. Ivanhoe has previously stated that it will work with the government of Mongolia to establish smelting capacity in Mongolia, which could handle Oyu Tolgoi concentrates. Ivanhoe has been approached by several parties with proposals to finance a smelter.

•	The newspaper failed to report that demonstrators supporting foreign investment and development of Mongolia’s mineral resources lined the entrance to the conference hall carrying signs with messages for delegates that included: “Mining is the future of Mongolia,” and “Foreign investment in the mining sector creates jobs.”
Information contacts
Investors:  Bill Trenaman / Media:  Bob Williamson +1.604.688.5755